A.	Background

Rule 204A-1 of the Investment Advisers Act requires that a firm adopt a Code of Ethics (the “Code”) that sets forth the standards of business conduct expected of its employees and specific requirements related to personal trading for employees, and requires the appointment of a CCO to administer the Code. As a subadvisor to a mutual fund, the Firm is also subject to the requirements to adopt a written Code of Ethics under Rule 17j-1 of the Investment Company Act of 1940 (“Investment Company Act”).
Each of the following areas covered by the Code are addressed by separate procedures in the Compliance Manual: Personal Trading; Gifts and Entertainment; Charitable Donations; Detection and Prevention of Insider Trading, Whistleblower, and Outside Business, Affiliation Activities and Directorships.

B.	Policy

Saratoga Research & Investment Management’s (“SaratogaRIM” or the “Firm”) policy is to assign the administration of its Code to the CCO, who is responsible for defining, managing, training and advising the Firm on all aspects of the Code, and designing related processes to help ensure compliance by the Firm and its employees with the provisions of the Code.
The Code, included as Appendix 1, should be read in concert with these procedures. Capitalized key terms in this procedure are defined in the Code’s section on Defined Terms.

C.	Procedures

1.	Role of the CCO

The Firm’s CCO has full authority and responsibility for administering the Code. The CCO’s duties include:

a.	Periodically publishing and/or distributing the Code to all Supervised Persons;

b.	Obtaining various certifications and disclosures from Supervised Persons that are reasonably designed to confirm compliance;

c.	Conducting and periodically reporting on the testing of compliance with the Code by the Firm and Supervised Persons;

d.	Maintaining a current list of Supervised Persons and determining Access Person status;

e.	Disclosing elements of the Code as required in Form ADV;

f.	Keeping confidential, to the extent possible, information related to personal trading;

g.	Considering requests for a waiver from provisions of the Code, or exceptions of the Code, as appropriate, and recording the facts related to such waiver or exception;

h.	Reporting on elements of the Code to a fund’s CCO when requested;

i.	Reviewing the Code no less frequently than annually, in light of legal, regulatory and business developments;

j.	Making recommendations to SaratogaRIM’s Board of Directors (“Board”) related to amendments of the Code or the related procedures;

k.	Recordkeeping related to activities set forth in this procedure and contemplated by the Code: and

l.	Investigating possible violations of the policies or federal security laws and offering recommendations for sanctions to the Board.

2.	Use of Technology

The Firm employs, to the extent practicable, the Ascendant Compliance Manager (ACM) system that is designed to serve as a portal for Supervised Persons certifications, track changes to policies and procedures, store the current policies and procedures and maintain records required by law.
Upon hire, the CCO provides Supervised Persons with access to the ACM system and training. The CCO utilizes the ACM system for required recordkeeping and production of as requested reports for the Firm’s Board.
To the extent that the ACM system is not designed to accommodate the required documentation and testing, the CCO designs and maintains manual processes.

3.	Certifications and Reporting

The CCO requires that Supervised Persons provide certain acknowledgments and certifications that are sent via the ACM system. The Firm requires Supervised Persons to provide information to the CCO related to his or her disciplinary history, outside business activities, personal securities holdings and transactions, charitable donations, and gifts and entertainment given and received.

a. Initial Certification

Upon hire, each Supervised Person is provided with the Code, the Detection and Prevention of Insider Trading Policy and the Firm’s Compliance Manual. Supervised Persons are required to certify in writing that he or she has: (i) received a copy of the Code, the Detection and Prevention of Insider Trading Policy and the Firm’s Compliance Manual; (ii) had the opportunity to ask any questions that he or she might have concerning the meaning and interpretation of such policies and procedures outlined; (iii) read and understood all provisions of the Code, the Detection and Prevention of Insider Trading Policy and Compliance Manual; (iv) agreed to abide by the Code, the Detection and Prevention of Insider Trading Policy and Compliance Manual; and (v) understood that any violation of the Code, Detection and Prevention of Insider Trading Policy and Compliance Manual may lead to sanctions, including their dismissal for cause. Refer to Appendix 2: Sample Initial Certificate of Receipt.

b. Annual Certification

The CCO is responsible for providing each Supervised Person with an annual certification that he or she has: (i) read, understood, and acknowledged that he or she is subject to, and agreed to abide by, the guidelines outlined in the Code and the Detection and Prevention of Insider Trading Policy; (ii) had the opportunity to ask any questions he or she might have concerning the meaning and interpretation of such policies and procedures outlined; (iii) complied with the Code since the last date of his or her certification; (iv) disclosed or reported all personal securities holdings and transactions as required by the Code; and (v) understood that any violation of the Code may lead to sanctions, including their dismissal for cause. Refer to Appendix 3: Sample Annual Certification.

c. Acknowledgment of Code Amendments

The CCO provides material amendments of the Code to each Supervised Person, who will certify that he or she has: (i) received a copy of the amendment; (ii) read and understood the amendment; and
(iii) agreed to abide by the Code as amended.

d. Gifts and Entertainment

The CCO designs and administers a process that is designed to help ensure compliance with the Firm’s gifts and entertainment restrictions. The CCO utilizes the ACM system to document pre- clearance and reporting as required, then reviews the reports to evaluate whether the gifts or pattern of giving is extraordinary or extravagant. The CCO manually records any identified breaches of the policy.

e. Outside Business Activities

The CCO is responsible for reviewing and making determinations related to requests regarding outside business activities entered into by Supervised Persons. The CCO requires that all such inquiries are made through the ACM system, which is also used to review requests for preapproval of outside business activities made by Supervised Persons. The CCO determines whether there is a conflict of interest or if the activities have an adverse effect on the Supervised Persons ability to do their job. The CCO discusses potential conflicts with the Chairman of the Board prior to approving the request and manually records the analysis and conclusion.

f. Charitable Donations

To avoid actual or potential conflicts of interest, Supervised Persons are generally prohibited from making personal donations to an organization if the Firm is in the active prospecting phase of securing a business relationship or during the first year after the organization becomes a client.
If Supervised Persons wish to make personal donations that might be related to a client, they should examine the potential conflicts with the CCO. In assessing the request, the CCO obtains information from the Supervised Person in order to identify any potential conflicts of interest prior to providing clearance. In considering a request, the CCO seeks input from the Board of Directors. An example of an exception to be considered would be if a relationship and/or pattern of giving were previously established. The CCO requires that such requests are made via the ACM system and manually documents the analysis and conclusion.
The CCO is also responsible for helping ensure that the Firm’s shareholders allocate a percentage of the funds that the Firm has budgeted for charitable purposes based upon the Firm ownership percentage of the Supervised Person. The CCO manages this process in concert with the Charitable Donation Committee and the CFO.

g. Personal Trading

•	Transaction Monitoring

To determine whether Access Persons comply with the rules described in the Code, the CCO reviews periodic reports1 pursuant to the Code. The custodian, or the Director of Operations via Axys, provides reports to the CCO, who then examines the reports within 45 days after quarter end. On a quarterly basis, the CCO compares periodic reports to the personal security transaction request forms to determine whether Access Persons are complying with the pre- clearance requirements. The CCO also compares transactions in Access Persons’ accounts with

1. Periodic reports include quarterly brokerage statements and Axys transactional reports.

transactions in client accounts for transactions or trading patterns that suggest potential practices that constitute, or appear to involve, the abuse of an Access Person’s position and documents the review.

•	Pre-clearance

The CCO and CIO are responsible for assessing and making written determinations related to pre-clearance trading requests. In doing so, they assess whether the subject security is on the Focus List, or, if the security is a private placement, and whether the investment would create a conflict of interest. The written pre-clearance form specifies the securities involved, the type of transaction proposed, the date of the request, and the signature of the Supervised Person and the CCO or CIO.

The CCO is responsible for determining whether the trade occurred within the required 24 hour period from the time of the approval.

•	Initial and Annual Holdings Reports

The CCO is responsible for administering the process by which Access Persons report their initial and annual holdings, and for reviewing such reports. For Access Persons’ accounts that are managed by the Firm, the CCO obtains year-end holdings reports from the Firm’s Axys system along with a list of accounts previously reported for which the Access Person has Beneficial Ownership. The CCO also requires Access Persons to report any additional holdings including Reportable Securities for which they are deemed to have Beneficial Ownership. The CCO documents her review of the holdings reports, which are designed to assess whether the Access Person has complied with the Code of Ethics and related procedures.
If the CCO discovers a violation of the procedures during the review process, she documents her findings and brings the exception to the attention of the Board for determination, and manually records the analysis and conclusion.
For more information, refer to the Personal Trading policy set forth in the Compliance Manual.

h. Inside Information

The CCO is responsible for providing periodic training to all Supervised Persons related to insider trading and functions as the Firm’s point person in the collection of information from an employee who believes he or she may have come in contact with inside information.
The CCO is responsible for determining when non-public information may be deemed public. It is important to note that even following a public announcement relating to a matter, aspects of the matter may remain non-public. When assessing whether the information reported by a Supervised Person is MNPI, the CCO, may consider the following:

•	If the information is material;

•	If the information would be considered important in making investment decisions;

•	If the information is a material factor in the desire to perform the trade;

•	If the information would affect the market price of the securities if generally disclosed;

•	If the information is public, and to whom this information has been provided;

•	If the information has been published in a publication of general circulation or carried over a major news service; and

•	The length of time in which the information has been disseminated.

The CCO may consult with the Firm’s outside council regarding the application of related MNPI definitions and regulations to the facts.
Upon hire and annually thereafter, the CCO provides Supervised Persons with a copy of the Firm’s Code of Ethics, Detection and Prevention of Insider Trading Policy, which includes the Statement of Policies and Procedures with Respect to the Flow and Use of Material Nonpublic Information, and requires that they certify they understand and agree to said policies and procedures.

i.	Political Contributions

Because the Firm currently does not have or seek business from governmental entities, employees are not obligated to report their political contributions. The CCO will monitor whether the Firm begins to prospect governmental entities and will develop the necessary procedures at that time.

j.	Reports to Mutual Funds

The CCO submits a copy of the Code for approval by any mutual fund client’s board of directors:

•	Initially, before the Firm is retained as an investment adviser to the mutual fund;

•	With each material change, no later than six months after the adoption of such amendment; or

•	As requested by the mutual fund.

Additionally, pursuant to Rule 17j-1 under the Investment Company Act, the CCO provides to the mutual fund’s board of directors a quarterly certification that generally:

•
Describes any issues arising under the Code since the last report to the board of directors, including, but not limited to, information about material violations of the Code and sanctions imposed in response to the material violations; and

•	Certifies that the investment adviser has adopted procedures reasonably necessary to prevent Supervised Persons from violating the Code.

k. Record Retention and Documentation

The CCO maintains, for at least six years, the following documents:

•	A copy of the investment adviser's Code that is in effect, or at any time within the past six years was in effect;

•	A confidential record of any violation of the Code (subject to inspection by regulatory authorities), and of any action taken as a result of the violation;

•	A record of all written acknowledgments as required for each person who is currently, or within the past six years was, a Supervised Person of the Firm;

•	A record of each report made by an Access Person, including any information provided in lieu of such reports;

•	A record of the names of persons who are currently, or within the past five years were, Access Persons of the investment adviser; and

•
A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by Access Persons for at least five years after the end of the fiscal year in which the approval is granted.

The CCO reviews Access Persons’ requests, documents the analysis, and maintains the records either in an electronic file on the Firm’s workspace or on the ACM system. The CCO uses the ACM system, the CRM, and the Supervised Person’s disclosures or requests to test the procedures of the Code. The CCO may delegate the recordkeeping responsibilities.

l.	Training

The CCO provides periodic training for all Supervised Persons related to the Code and its related procedures. The training occurs upon hire and periodically thereafter.

m. Investigation and Enforcement

The CCO may initiate an investigation of Supervised Persons regarding suspected Code violations, which requires Supervised Persons to cooperate with such inquiries. The CCO records the findings of the investigation in writing and provides the analysis to the Board for determining appropriate action, which may include sanctions or revising the Code. The CCO creates and retains a record of the reported violation and any action that the Firm takes in response thereto.
The Board may impose sanctions or take other corrective action against a Supervised Person, which may include a verbal warning, letter of reprimand, suspension of personal trading privileges, reversal of a trade, absorption of trading losses, disgorgement of profits, imposition of a fine, suspension of employment (with or without pay), or termination of employment. The Firm may also report material violations to the SEC or criminal justice authorities.
As an example, transactions effected from the Focus List without pre-clearance could be subject to reversal if Access Persons make a profit on the transaction. If the transaction is subject to reversal, the Access Person surrenders such gains to the Firm’s charitable donation fund. The Charitable Donation Committee will distribute the gains as they deem appropriate.

n. Exceptions to the Code

On a case-by-case basis, and in consultation with the Board, the CCO may grant exceptions to the requirements of the Code as appropriate; however, the CCO may not allow exceptions from a provision of the Code that is required by law. To grant an exception, the CCO determines that the conduct merits an exception to the Code, and records the exception in writing. Exceptions may be revoked at any time by the CCO. In order to be relied upon by a Supervised Person, the exceptions must be in writing and may be subject to such conditions as the CCO may impose.

Appendix 1: Code of Ethics
See SaratogaRIM Code of Ethics

Appendix 2: Sample Initial Certificate of Receipt

Note: This form is a sample for reference only. Each person subject to the Code of Ethics will receive an instruction to complete a similar questionnaire through the ACM.

1: I hereby certify that:

1.	I have received the Code, the Detection and Prevention of Insider Trading Policy and the Firm’s Compliance Manual;

2.	I have had the opportunity to ask any questions I may have concerning the meaning and interpretation of such policies and procedures outlined;

3.	I have read and understood all the provisions of the Code, the Detection and Prevention of Insider Trading Policy and the Compliance Manual;

4.	I agree to abide by and comply with the Code, the Detection and Prevention of Insider Trading Policy and Compliance Manual; and

5.	I understand that any violation of the Code, Detection and Prevention of Insider Trading Policy and Compliance Manual may lead to sanctions, including my dismissal for cause.
Employee Name:

Date:

2: Do you have any Outside Business Activities/ Fiduciary Positions/ Affiliations? o Yes

◦	No

3: Have you provided a list of all personal holdings including securities, private investments, IPO’s or outside investments for which you have beneficial ownership within 10 days of starting employment with the Firm?

◦	Yes

◦	No, I do not currently have any personal holdings.

4: Does your partner work for a financial services firm or serve in an executive role at a company, including on the board of any charitable organization that is or may be a client of the Firm?

◦	Yes

◦	No

Appendix 3: Sample Annual Certification of Code

Note: This form is a sample for reference only. Each person subject to the Code of Ethics will receive an instruction to complete a similar questionnaire through the ACM.

Annual Acknowledgment of Receipt and Certification of the Code of Ethics and the Detection and Prevention of Insider Trading Policy
1: I certify that:

1.
I have read, understand, and acknowledge that I am subject to, and agree to abide by, the guidelines outlined in SaratogaRIM’s Code of Ethics (the “Code”) and the Detection and Prevention of Insider Trading Policy;

2.	I have had the opportunity to ask any questions I may have concerning the meaning and interpretation of such policies and procedures outlined;

3.	I have complied with the Code since the last date of my certification;

4.	I have disclosed or reported all personal holdings and transactions as required by the Code; and
5.I understand that any violation of the Code may lead to sanctions, including my dismissal for cause. Employee Name:
Date:
2: Holdings Report: I have provided my annual Holdings Report, dated December 31st to the CCO. o Yes

o	No

3: Investments: I have obtained preapproval for any IPO's, Private Placements or outside investments.

o	Yes

o	No

o	NA

4: Outside Business Activity: I have reported outside employment or business activity, including serving as a Director, Officer, Trustee, Member, Partner, or in any other capacity, for any other entity.

o	Yes

Please list the activities:

o	No

o	NA

5: Gifts and Unplanned Entertainment: During the preceding quarter, I was the recipient of gifts or business entertainment from someone with whom the Firm is doing business.

o	Yes

Provide details as appropriate:

If you received a gift, please provide a description of the item, business contact and nature of the relationship, approximate market value, and the date received.
If you accepted any unplanned entertainment, such as concerts or sporting events, from a business contact that was not preapproved, please provide a description of the entertainment, people in attendance, approximate market value and the date received.

o	No

6: Gifts and Entertainment Provided: I provided gifts and/or entertainment to business contacts during the preceding quarter and described the expense on a submitted Concur expense report.

o	Yes

o	No, I did not submit an expense report for gifts and/or entertainment that I provided.

Provide a description of the expense including the business contact and nature of the relationship, the approximate market value and the date provided.

o	NA

7: Charitable Donations: I have properly reported my charitable donations to organizations where SaratogaRIM is actively prospecting or in the process of establishing a business relationship with the charitable organization.

o	Yes

o	No

o	NA